Consolidated Financial Statements
March 31, 2009
(Unaudited and Expressed in Canadian Dollars)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

		Unaudited	Audited
		March 31, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents		$103,472	$524,590
Restricted cash	Note 4	58,020	56,028
Other receivables		97,033	152,375
Prepaid and deposits		86,371	165,389
Amount due from Joint Venture Partner		50,890	88,110
		395,786	986,492
Equipment	Note 5	190,156	208,022
Mineral properties	Note 6	34,040,368	32,885,071
Reclamation bonds		328,999	317,704
Deferred financing fees		52,770	-
		$35,008,079	$34,397,289

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$881,418	$1,106,783
Due to related parties	Note 9	327,620	49,178
Current portion of promissory note	Note 6 (h)(vi)	346,858	334,950
		1,555,896	1,490,911
Liability component of convertible notes	Note 7	4,577,219	2,953,370
		6,133,115	4,444,281

Shareholders' Equity
Share capital	Note 8	48,391,425	48,318,994
Equity component of convertible note	Note 7	379,150	259,164
Contributed surplus		10,387,865	10,002,333
Deficit		(30,283,476)	(28,627,483)
		28,874,964	29,953,008
		$35,008,079	$34,397,289

Nature of operations and going concern (Note 1)
Commitments (Note 10)

(See accompanying notes to consolidated financial statements)

Approved on behalf of the Board of Directors:

“Thomas Patton” (signed)	“Robert Gayton” (signed)
Thomas Patton	Robert Gayton

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Unaudited and Expressed in Canadian dollars)

	Three months ended March 31,
	2009	2008
Exploration Costs, net of recoveries	$123,224	$67,989

General Administrative Expenses
Administration	23,745	10,530
Amortization	17,866	16,609
Consulting	120,534	192,916
Directors and officers fees	38,677	22,500
Investor relations and communications	38,847	53,461
Office and general	212,926	128,748
Professional fees	64,901	205,988
Regulatory fees and taxes	78,870	39,603
Salaries and benefits	110,932	93,293
Stock based compensation (Note 8(c))	407,487	409,518
Transfer agent	6,492	4,604
Travel and promotion	17,994	53,412
	1,139,271	1,231,182

Operating Expenses	(1,262,495)	(1,299,171)

Other Income
Foreign exchange gain/(loss)	(226,638)	164,773
Interest income	282	10,648
Interest, accretion and financing charges	(171,887)	-
Joint venture administration fee	4,745	3,156
	(393,498)	178,577

Loss for the period	(1,655,993)	(1,120,594)

Deficit, beginning of period	(28,627,483)	(21,793,302)

Deficit, end of period	$(30,283,476)	$(22,913,896)

Loss per share - basic	$(0.02)	$(0.01)

Weighted average number of shares outstanding	87,500,349	83,655,670

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Unaudited and Expressed in Canadian dollars)

	Three months ended March 31,
	2009	2008
Operating Activities
Net loss for the year	$(1,655,993)	$(1,120,594)
Items not involving cash:
Amortization	17,866	16,609
Commitment to issue shares for services	-	15,000
Stock based compensation	407,487	409,518
Shares issued for services	22,500	22,500
Interest and accretion on convertible notes	157,498	-
Unrealized foreign exchange	103,614	24,476
	(947,027)	(632,491)
Changes in non-cash working capital
Accounts receivable	55,342	(5,904)
Prepaid and deposits	79,018	(122,335)
Accounts payable and accrued liabilities	246,476	108,411
Due to related parties	278,442	7,016
Cash used in operating activities	(287,749)	(645,303)

Financing Activities
Shares issued for cash	33,220	240,435
Net proceeds from convertible notes	1,423,329	-
Commitment to issue shares - private placement	-	4,095,000
Cash provided by financing activities	1,456,549	4,335,435

Investing Activities
Expenditures on mineral properties	(1,627,138)	(2,967,699)
Due from Joint Venture partner	37,220	455,601
Purchase of equipment	-	(24,096)
Purchase of reclamation bonds	-	(13,860)
Cash used in investing activities	(1,589,918)	(2,550,054)
(Decrease) increase in cash during the period	(421,118)	1,140,078
Cash and cash equivalents, beginning of period	524,590	3,389,900
Cash and cash equivalents, end of period	$103,472	$4,529,978
Supplemental Information - Note 12

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian dollars)

	Common Shares		Convertible	Contributed
	Shares	Amount	Notes	Surplus	Deficit	Total
Balance at December 31, 2007	83,167,005	$36,875,448	$-	$7,409,795	$(21,793,302)	$22,491,941
Common shares issued during the period:
Shares issued for cash, net of issue cost	3,482,500	10,414,556				10,414,556
Exercise of options	749,000	557,690				557,690
Shares issued for services	64,978	90,000				90,000
Commitment to issue shares for services				15,000		15,000
Equity portion of convertible note			259,164			259,164
Fair value of options exercised		381,300		(381,300)		-
Stock-based compensation				2,958,838		2,958,838
Net loss for the year					(6,834,181)	(6,834,181)
Balance at December 31, 2008	87,463,483	48,318,994	259,164	10,002,333	(28,627,483)	29,953,008
Common shares issued during the period:
Exercise of options	60,200	33,220				33,220
Shares issued for services	51,136	22,500				22,500
Finders' fee		(5,244)				(5,244)
Equity portion of convertible note			119,986			119,986
Fair value of options exercised		21,955		(21,955)		-
Stock-based compensation				407,487		407,487
Net loss for the period					(1,655,993)	(1,655,993)
Balance at March 31, 2009	87,574,819	$48,391,425	$379,150	$10,387,865	$(30,283,476)	$28,874,964

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2009
(Unaudited and Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Quaterra Resources Inc. (the “Company”), an exploration stage company, was incorporated under the laws of British Columbia on May 11, 1993. The Company and its subsidiaries are engaged in the acquisition and exploration of mineral properties in the United States and Mexico.

The Company’s financial statements have been prepared on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at March 31, 2009, the Company had an accumulated deficit $30,283,476 (December 31, 2008 - $28, 7627, 483) with a working capital deficiency of $1,160,110.

The business of mining exploration involves a high degree of risk and there is no assurance that current exploration projects will result in future profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead, pay its debts and liabilities, and maintain its mineral interests. The recoverability of amounts shown for mineral properties is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing, and / or proceeds from disposition of mineral properties. The carrying value of the Company’s mineral properties does not reflect current or future values.

The ability of the Company to continue as a going concern and meet its commitments as they become due is dependent on the Company’s ability to obtain the necessary financing. Management is planning to raise additional capital to finance operations and expected growth, if necessary, or alternatively to dispose of its interests in certain properties. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain additional financing, management will be required to curtail the Company’s operations.

These financial statements do not indicate any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES CHANGES

These unaudited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are consistent with the policies outlined in the Company’s audited consolidated financial statements for the year ended December 31, 2008 except the Company has adopted the following CICA standard effective January 1, 2009.

Goodwill and Intangible Assets

The CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition, and for intangible assets, subject to certain exceptions. Section 1000, “Financial Statements Concepts” was also amended to provide consistency with this new standard. On January 1, 2009, the Company adopted this change, with no impact on its consolidated financial statements.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2009
(Unaudited and Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective for fiscal years beginning on or after January 1, 2011. The Company will therefore be required to report using IFRS commencing with its unaudited interim consolidated financial statements for the three months ended March 31, 2011, which must include the interim results for the prior period ended March 31, 2010 prepared on the same basis. IFRS uses a conceptual framework similar to Canadian GAAP, but there are some significant differences on recognition, measurement and disclosures. While the Company has begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company has classified cash and cash equivalents, and restricted cash as held-for-trading; other receivables and amount due from Joint Venture Partner as loans and receivables; accounts payable and accrued liabilities and due to related parties as other financial liabilities; promissory note and convertible notes as held-to-maturity.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Fair Value

As at March 31, 2009, the recorded amounts for cash and cash equivalents, restricted cash, other receivables, accounts payable and accrued liabilities, and due to related party approximate their fair value due to their short-term nature.

The fair value of the Company’s promissory note approximates its carrying value. The fair value of the convertible notes was estimated using the discounted cash flow analysis based on the Company’s incremental borrowing rates at that time for similar types of arrangements.

Currency Risk

The Company operates internationally and is exposed to foreign exchange risk from fluctuations in exchange rates between the Canadian dollar and various currencies, primarily US dollars and Mexican pesos. The Company has not hedged its exposure to foreign currency fluctuations.

As at March 31, 2009, the Company is exposed to currency risk as follows:

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2009
(Unaudited and Expressed in Canadian Dollars)

3.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

	US$	Peso
Cash	82,844	59,493
Restricted cash	46,000
Other receivable		646,071
Joint Venture due	40,347
Bonds	260,841
Accounts payable and accrued liabilities	(360,921)
Promissory note	(275,000)
Convertible notes	(3,628,970)
Net foreign exposure	(3,834,859)	705,564

Based on the above net foreign currency exposures as at March 31, 2009, and assuming all other variables remain constant, a 10% weakening or strengthening of the Canadian dollar against a) the US dollar would result in an increase/decrease of $610,079 in the Company’s loss; and b) the Mexican peso would have no material impact in the Company’s loss for the period.

Interest Rate Risk

The Company’s cash held in bank accounts earn interest at variable interest rates and the restricted cash is held in a guaranteed investment certificate (“GIC”). Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair value as of March 31, 2009. The convertible notes are not subject to interest rate risk as the interest is at a fixed rate, but are subject to interest rate price risk as the market rate of interest changes.

Credit Risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to credit risk consist of due from its Joint Venture Partner for shared exploration costs and cash and cash equivalents. The Company has mitigated the risks by holding the property as collateral for amount due from Joint Venture Partner and placing its cash and cash equivalents or short-term investments with Canadian chartered banks and U.S. commercial banks with a DBRS, Standard and Poor’s and/or Moody’s rating of single A or better.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities and through the management of its capital structure. Accrued liabilities are due within the current operating period.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2009
(Unaudited and Expressed in Canadian Dollars)

4.	RESTRICTED CASH

The Company has US$46,000 ($58,020) (December 31, 2008 - $56,028) of cash on hand which is restricted as collateral for corporate credit cards with the Bank of Montreal. The US$46,000 was invested in a one- year GIC at an interest rate of 1.7% maturing June 12, 2009.

5.	EQUIPMENT

Equipment is carried at cost less accumulated amortization. Details of equipment are as follows:

		Accumulated
	Cost	Amortization	Net Book Value
Computer	$37,482	$19,847	$17,635
Equipment	42,327	22,774	19,553
Furniture	39,387	13,228	26,159
Software	52,452	40,302	12,150
Vehicles	195,140	80,481	114,659
March 31, 2009	$366,788	$176,632	$190,156

		Accumulated
	Cost	Amortization	Net Book Value
Computer	$37,482	$17,568	$19,914
Equipment	42,327	21,242	21,085
Furniture	39,387	11,166	28,221
Software	52,452	37,313	15,139
Vehicles	195,140	71,477	123,663
December 31, 2008	$366,788	$158,766	$208,022

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2009
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES

The Company has interests in several mineral resources properties in Mexico and the United States. The total capitalized deferred exploration and acquisition costs of mineral properties for March 31, 2009 and December 31, 2008 were as follow. With the exception of Nieves which is owned 50%, all properties are owned 100% by the Company:

	Mexico			United States
Mineral Properties	Nieves	Mirasol - Americas	Crestones	Uranium	MacArthur	Alaska	Yerington	Other	Total
Acquisition				Properties				Properties (1)
Balance, December 31, 2008	$1,355,726	$349,961	$84,334	$3,534,618	$812,380	$254,772	$1,338,894	$1,827,174	$9,557,859
Additions during the period	18,594	16,679	-	48,126	124,073	-	92,078	242,178	541,728
Balance, March 31, 2009	1,374,320	366,640	84,334	3,582,744	936,453	254,772	1,430,972	2,069,352	10,099,587

Exploration
Balance, December 31, 2008	1,734,890	1,679,426	1,392,870	6,982,347	7,452,228	2,357,173	689,125	1,039,153	23,327,212
Assays and surveys	690	21,230	-	-	40,547	-	-	-	62,467
Camp costs	1,963	8,294	87	12,222	33,918	747	-	994	58,225
Drilling services	-	3,395	-	33,852	-	-	-	-	37,247
Equipment rental	-	-	-	991	6,301	-	-	-	7,292
Exploration support	758	10,371	124	15,491	62,341	1,442	107	1,460	92,094
Field supplies	62	1,535	-	516	1,579	-	-	-	3,692
Geological services	10,064	-	-	52,123	148,231	28,140	-	11,899	250,457
Project management	7,371	18,303	392	10,482	13,967	-	5,227	252	55,994
Travel	901	836	29	3,007	-	-	-	252	5,025
Vehicle expneses	7,047	4,726	36	8,577	20,593	-	-	98	41,077
Additions during the period	28,855	68,690	668	137,261	327,477	30,329	5,334	14,955	613,569
Balance, March 31, 2009	1,763,745	1,748,116	1,393,538	7,119,608	7,779,705	2,387,502	694,459	1,054,108	23,940,781
Total acquisition and exploration
at March 31, 2009	$3,138,065	$2,114,756	$1,477,872	$10,702,352	$8,716,158	$2,642,274	$2,125,431	$3,123,460	$34,040,368

1) Other properties include Willow Creek, Cave Peak, Wassuk Copper, Copper Canyon, Gray Hills, Big Bar, Carbon County, SW Tintic, Peg Leg, Jaboncillos, Cerro Blanco, East Durango, Inde, La Reforma, Carolina, and Azafranes.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2009
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES (Continued)

	Mexico			United States
Mineral Properties	Nieves	Mirasol - Americas	Crestones	Uranium	MacArthur	Alaska	Yerington	Other	Total
Acquisition				Properties				Properties (1)
Balance, December 31, 2007	$1,302,933	$314,742	$78,097	$2,956,192	$525,713	$185,344	$979,078	$1,495,339	$7,837,438
Additions during the year	52,793	35,219	6,237	578,426	286,667	69,428	359,816	331,835	1,720,421
Balance, December 31, 2008	1,355,726	349,961	84,334	3,534,618	812,380	254,772	1,338,894	1,827,174	9,557,859

Exploration
Balance, December 31, 2007	1,102,956	367,322	1,368,426	3,519,528	2,407,015	1,833,592	277,000	841,429	11,717,268
Assays and surveys	89,906	226,481	-	45,677	700,550	183,892	127,130	38,930	1,412,566
Camp costs	19,963	45,951	3,504	99,797	226,979	11,807	5,924	8,274	422,199
Drilling services	351,521	676,870	-	2,086,088	2,081,016	36,549	-	-	5,232,044
Equipment rental	-	8,104	-	12,774	187,446	839	-	33	209,196
Exploration support	15,982	136,315	1,375	107,750	307,150	78,510	4,932	4,380	656,394
Field supplies	16,421	2,777	1,520	17,207	117,603	2,366	-	33,201	191,095
Geological services	33,869	24,516	3,321	860,505	1,146,140	191,304	258,363	75,728	2,593,746
Project management	91,204	147,262	9,089	90,845	93,749	3,913	1,362	26,707	464,131
Travel	2,878	20,547	55	41,054	37,875	12,679	2,766	2,888	120,742
Vehicle expneses	10,190	23,281	5,580	101,122	146,705	1,722	11,648	7,583	307,831
Additions during the year	631,934	1,312,104	24,444	3,462,819	5,045,213	523,581	412,125	197,724	11,609,944
Balance, December 31, 2008	1,734,890	1,679,426	1,392,870	6,982,347	7,452,228	2,357,173	689,125	1,039,153	23,327,212
Total acquisition and exploration
at December 31, 2008	$3,090,616	$2,029,387	$1,477,204	$10,516,965	$8,264,608	$2,611,945	$2,028,019	$2,866,327	$32,885,071

1) Other properties include Willow Creek, Cave Peak, Wassuk Copper, Copper Canyon, Gray Hills, Big Bar, Carbon County, SW Tintic, Peg Leg, Jaboncillos, Cerro Blanco, East Durango, Inde, La Reforma, Carolina, and Azafranes.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2009
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES (Continued)

(a)	Nieves Concessions, Mexico

The Company originally owned a 100% interest in the Nieves silver property located in northern Zacatecas, Mexico. In 2003 the Company entered into an agreement with the US-based Blackberry Ventures 1, LLC (“Blackberry”). Pursuant to the terms of the agreement, Blackberry advanced US$1,500,000 to the Company and earned 50% interest in the property. Accordingly, the Company owns the remaining 50% interest. All work plans are made in consultation with the Joint Venture Partner Blackberry, which will continue to contribute its share of ongoing exploration costs and 10% administration fees on its portion of exploration costs.

The Nieves concessions are subject to a maximum 3% net smelter return royalty (“NSR”) to the original concession holders, which the Company may purchase at any time for US$2,000,000. In addition, Kennecott Exploration Company, the optionor in the initial Underlying Agreement, retains NSR royalties of 2% on certain core claims and 1% on certain peripheral claims. Commencing January 26, 2004, an annual advance minimum royalty payment (“AMR”) of US$75,000 is due to the concession holders until the commencement of commercial production. On January 24, 2007, this NSR was purchased by Royal Gold Inc.

During the period ended March 31, 2009, the Company received US$73,930 from Blackberry in respect to its share of ongoing exploration costs that were incurred on the property. As of March 31, 2009, $50,890 (December 31, 2008 - $88,110) was due from Blackberry.

(b)	Mirasol and Americas, Mexico

The Mirasol and Americas projects are located in the Municipality of Simon Bolivar, Durango, Mexico. The two projects consist of 13 exploration concessions that total 82,926 hectares.

(c)	Crestones Property, Mexico

Crestones is composed of three concessions. The Company holds a 100% interest in a certain mineral concession located in northern Durango, Mexico. Title is pending on two concessions.

(d)	Uranium Properties (Arizona, Utah and Wyoming), United States

Pursuant to a June 2005 agreement with North Exploration LLC, the Company acquired an option to purchase mining claims situated in Arizona, Utah and Wyoming. Up to March 31, 2009, the Company had paid US$165,000 and issued 600,000 common shares. The Company is required to pay following:

	(i)	US$15,000 and issue 200,000 common shares on or before September 6, 2005 (paid and issued)
	(ii)	US$25,000 and issue 200,000 common shares on or before September 6, 2006 (paid and issued)
	(iii)	US$50,000 and issue 200,000 common shares on or before September 6, 2007 (paid and issued)
	(iv)	US$75,000 on or before September 6, 2008 (paid)
	(v)	US$135,000 on or before September 6, 2009
	(vi)	US$200,000 on or before September 6, 2010

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2009
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES (Continued)

(d)	Uranium Properties (Arizona Utah and Wyoming), United States (Continued)

The agreement is subject to a 2% NSR payable upon commencement of commercial production, which can be reduced to 1% for US$1,000,000.

Pursuant to an August 2006 agreement with Nustar Exploration LLC, the Company leased 18 claims in the Arizona strip district. The Company is required to pay the following:

	(i)	An initial payment of US$20,000 (paid)
	(ii)	US$30,000 on or before August 10, 2007 (paid)
	(iii)	US$40,000 on or before August 10, 2008 (paid)
	(iv)	US$100,000 on or before August 10, 2009

This agreement is subject to a 4% royalty of which 3% royalty can be bought back for US$500,000.

In September 2008, three environmental groups filed a lawsuit against the U.S. Secretary of Interior, the U.S. Department of Interior and U.S. Bureau of Land Management for authorizing uranium exploration on one million acres of public land near Grand Canyon. If successful, this legal action could affect the Company’s rights to explore and develop its uranium claims on Arizona strip and economic viability of the Company’s Arizona uranium project. While the Company is not a defendant in the lawsuit, it believes the lawsuit is without legal merit and is pursuing other procedures to protect its interests. The Company is seeking intervener status in any law suit brought forward by these environmental groups.

(e)	MacArthur Claim, United States

Pursuant to an agreement entered into in October 2005 with North Exploration LLC, the Company acquired the right to earn an interest in certain unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington district of Lyon County, Nevada. Up to March 31, 2009, the Company has paid US $275,200 and incurred US $500,000 in exploration expenditures by January 15, 2008 and may elect to acquire the property by making the following:

	(i)	US$10,000 paid upon execution (paid)
	(ii)	US$25,000 paid on January 15, 2006 (paid)
	(iii)	US$75,000 paid on January 15, 2007 (paid)
	(iv)	US$100,000 paid on January 15, 2008 (paid)
	(v)	US$125,000 on or before January 15, 2009 (US$65,200 was paid; the balance was renegotiated and is due July 15, 2009)
	(vi)	US$2,070,000 on or before January 15, 2010

The property is subject to a 2% NSR, 1% of which can be purchased for US$1,000,000.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2009
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES (Continued)

(f)	Alaska Properties (Duke Island and Herbert Glacier), United States

The Company owns a 100% interest in the Duke Island property located in southeast Alaska.

Pursuant to an agreement made in November 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Herbert Glacier. To earn a 100% interest, the Company is required to make the following advance royalty payments:

	(i)	Initial payment of US$12,000 (paid)
	(ii)	US$12,000 on or before November 19, 2008 (paid)
	(iii)	US$12,000 on or before November 19, 2009
	(iv)	US$12,000 on or before November 19, 2010
	(v)	US$12,000 on or before November 19, 2011
	(vi)	US$20,000 on or before November 19, 2012
	(vii)	US$20,000 on or before November 19, 2013
	(viii)	US$20,000 on or before November 19, 2014
	(ix)	US$20,000 on or before November 19, 2015
	(x)	US$20,000 on or before November 19, 2016
	(xi)	US$20,000 on or before November 19, 2017
	(xii)	US$30,000 on or before November 19, 2018 and every consecutive anniversary thereafter

The property is subject to NSR as follows:

	(i)	3.0% on gold price less than US$400
	(ii)	3.5% on gold price between US$401 and US$500
	(iii)	4.0% on gold price between US$501 and US$600
	(iv)	5.0% on gold price above US$601

(g)	Yerington, United States

On May 1, 2007, the Company received approval from the appropriate US court for the acquisition of all Arimetco assets in the Yerington Mining District. The purchase price comprises US$500,000 cash and 250,000 common shares of the Company. The original 180-day review period which began on July 13, 2007 was extended up to June 17, 2009. Up to March 31, 2009, the Company had paid a US$200,000 non-refundable deposit and issued 250,000 common shares (allotted from treasury but not distributed), and may elect to acquire a 100% interest in the property by making a further payment of US$300,000.

The property is subject to a 2% NSR capped at US$7,500,000 on commencement of commercial production.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2009
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES (Continued)

(h)	Other Properties

i.	East Durango, Mexico

On September 30, 2008, the Company and EXMIN Resources Inc. entered an agreement allowing the Company to earn a 75% interest in EXMIN’s East Durango Property, Mexico.

Under the terms of the agreement, the Company can earn 75% interest in the East Durango property by spending US$500,000 in exploration before September 30, 2012 plus the following payments:

(i)	US$20,000 in September 30, 2008 (paid)
(ii)	US$20,000 in September 30, 2009
(iii)	US$20,000 in September 30, 2010
(iv)	US$40,000 in September 30, 2011

ii.	Cave Peak Molybdenum Prospect

Pursuant to an option agreement made in March 2007, the Company may acquire a 100% interest in certain prospect permits. The option payments are as follows:

(i)	Initial payment of US$50,000 (paid)
(ii)	US$50,000 on or before March 27, 2008 (paid)
(iii)	US$60,000 on or before March 27, 2009 (US$40,000 paid; the balance was renegotiated and due May 26, 2009)
(iv)	US$70,000 on or before March 27, 2010
(v)	US$150,000 on or before March 27, 2011
(vi)	US$220,000 on or before March 27, 2012

This property is subject to a production royalty of 6.5% .

iii.	Willow Creek Molybdenum Prospect

On November 24, 2008, the Company secured an option with the Willow Creek Discovery Group, LLC to acquire 100% of the Willow Creek porphyry molybdenum prospect in southwestern Montana. The Company has the right to earn a 100% interest in the property by making the following AMR payments to the Willow Creek Discovery Group totalling US$2,605,000 over a six-year period and issuing 200,000 common shares of the Company:

(i)	Initial payment of US$75,000 on October 11, 2008 (paid)
(ii)	US$130,000 on October 11, 2009
(iii)	US$150,000 on October 11, 2010
(iv)	US$150,000 on October 11, 2011
(v)	US$350,000 on October 11, 2012
(vi)	US$750,000 October 11, 2013
(vii)	US$1,000,000 October 11, 2014

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2009
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES (Continued)

(h)	Other Properties (Continued)

iv.	Copper Canyon Project

Pursuant to an agreement made in November 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Copper Canyon Project in Mineral County, Nevada. To earn a 100% interest, the Company is required to make staged payments totaling US$625,000 by November 6, 2011 as follows:

(i)	Initial payment of US $15,000 (paid)
(ii)	US$35,000 on or before November 6, 2008 (paid)
(iii)	US$75,000 on or before November 6, 2009
(iv)	US$150,000 on or before November 6, 2010
(v)	US$350,000 on or before November 6, 2011

The property is subject to a 2.5% NSR, 0.5% of which may be purchased by the Company for US$500,000.

Should the Company decide to commence commercial production, a payment of US$750,000 is due within five business days from the date the decision is made.

v.	Gray Hills

Pursuant to an agreement made in July 2007, the Company entered into a lease with an option to purchase certain mining claims, known as the Gray Hills claims in Lyon County, Nevada. To earn a 100% interest, the Company is required to make staged payments as follows:

(i)	Initial payment of US $15,000 (paid)
(ii)	US$20,000 on or before July 11, 2007 (paid)
(iii)	US$25,000 on or before July 11, 2008 (paid)
(iv)	US$30,000 on or before July 11, 2009
(v)	US$35,000 on or before July 11, 2010
(vi)	US$40,000 on or before July 11, 2011 and each anniversary until such time the option to purchase the properties is exercised by the Company or the optionee chooses to withdraw from the lease

The Company may exercise its option to purchase at any time, for US$500,000. The property is subject to a 3% NSR, up to 2% of which may purchased by the Company for US$500,000 per 1%.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2009
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES (Continued)

(h)	Other Properties (Continued)

vi.	South West Tintic

Pursuant to an agreement made in March 2007, the Company acquired the right to earn an interest in certain unpatented mining claims, which forms part of the S.W. Tintic Claims in Juab County, Utah. To earn a 100% interest, the Company is required to make staged payments totaling US$1,000,000 by February 16, 2018 as follows:

(i)	Initial payment of US $20,000 (paid)
(ii)	US$20,000 on or before February 15, 2008 (paid)
(iii)	US$20,000 on or before February 15, 2009 (paid)
(iv)	US$40,000 on or before February 15, 2010
(v)	US$50,000 on or before February 15, 2011
(vi)	US$50,000 on or before February 15, 2012
(vii)	US$100,000 on or before February 15, 2013
(viii)	US$100,000 on or before February 15, 2014
(ix)	US$100,000 on or before February 15, 2015
(x)	US$250,000 on or before February 15, 2016
(xi)	US$250,000 on or before February 15, 2017

Alternatively, the Company may acquire the property at any time by paying US$1,000,000 less any previously paid amounts. The property is subject to a 2% NSR, 1% of which the Company may purchased for US $1,000,000.

Pursuant to another agreement made in August 2007, the Company acquired the right to earn an interest in further unpatented mining claims, which also form part of the S.W. Tintic Claims in Juab County, Utah. To earn a 100% interest, the Company is required to make the following payments:

(i)	Initial payment of US $254,410 (paid)
(ii)	US$5,000 deposit (paid)
(iii)	US$275,000 promissory note on or before August 29, 2008 (paid)
(iv)	US$275,000 promissory note on or before August 29, 2009

The US$550,000 promissory note has a term of two years, with no interest. The Company has guaranteed full payment of this note. The Company repaid US$275,000 on August 29, 2008. The remaining US$275,000 ($346,858) is due on August 29, 2009.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2009
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES (Continued)

(h)	Other Properties (Continued)

vii.	Wassuk Copper Project (formerly Majuba Hill)

Pursuant to an agreement made in December 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Majuba Hill in Mineral County, Nevada. To earn a 100% interest, the Company is required to make staged payments totaling US $3,000,000 by December 10, 2015 as follows:

(i)	Initial payment of US $100,000 (paid)
(ii)	US$100,000 on or before December 10, 2008 (US$55,000 was paid; the balance was renegotiated and due June 30, 2009)
(iii)	US$100,000 on or before December 10, 2009
(iv)	US$250,000 on or before December 10, 2010
(v)	US$250,000 on or before December 10, 2011
(vi)	US$500,000 on or before December 10, 2012
(vii)	US$500,000 on or before December 10, 2013
(viii)	US$500,000 on or before December 10, 2014
(ix)	US$700,000 on or before December 10, 2015

The Company must also incur cumulative US$1,000,000 cumulative in exploration expenditures by December 10, 2012. Should the Company incur less than US $1,000,000 the Company must pay the shortfall to the vendor by December 10, 2012.

On commencement of mining operations the property is subject to a 3% NSR, 1% of which the Company may purchase for US$1,000,000.

In addition, other properties include Big Bar, Carbon County, and Peg Leg properties in the United States, and Jaboncillos, Cerro Blanco, Inde Durango, La Reforma, Carolina, and Azafranes properties in Mexico. All these properties are in the initial stages of exploration.

(i)	Realization

The Company’s investment in and expenditures on mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in the assets is dependent on establishing legal ownership of the property interest, on the attainment of permitting and then successful commercial production or from the proceeds of its disposal. The recoverability of the amounts shown for the mineral property interest is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the property interest, and upon future profitable production or proceeds from the disposition thereof.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2009
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES (Continued)

(j)	Title

Although the Company has taken steps to ensure the title to the mineral property in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures may not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

(k)	Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral property interest, the potential for production on the property may be diminished or negated.

7.	CONVERTIBLE NOTES

In January 2009, the Company completed a private placement raising total gross proceeds of US$3,787,973 (December 31, 2008 US$2,619,673). Pursuant to the terms of the private placement, the Company issued 6,313,291 units; each unit comprises one convertible promissory note (“Notes”) and one common share purchase warrant maturing 24 months from date of issuance or upon conversion or redemption. Interest is payable in cash or in common shares at maturity (November 27, 2010, December 18, 2010, and January 15, 2011) or conversion dates at a rate of 10%. US$52,200 financing costs were paid in January 2009.

The Notes provide the following terms as to conversion or redemption:

Conversion by Holder

At any time after four months from the date of issue, the Notes are convertible by the holder into common shares in the ratio of US$0.60 of Note converted into one common share. Any interest payable will be converted into common shares of the Company at a rate equal the US dollar equivalent to the market price for such shares on the date of such conversion.

Redemption by Company

(a)

If at any time starting four months after the issuance of the Notes and prior to the date of redemption or conversion, the Company’s common shares shall have achieved or exceeded a closing price of US$0.75 for a 10-day consecutive trading period, the Notes outstanding shall automatically be deemed to have been redeemed and converted into common shares in the ratio of US$0.60 of Note redeemed to one common share. Any interest payable will be converted into common shares of the Company at market price for such shares on the date of such redemption; or

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2009
(Unaudited and Expressed in Canadian Dollars)

7.	CONVERTIBLE NOTES (Continued)

(b)	The Company may at any time prior to conversion redeem the Notes by paying to the holders the principal amount of a Note together with interest at 15% to the date of such redemption.

One whole non-transferable warrant allows the holder the right to purchase one common share at a price of US$0.75. The warrants expire 24 months from date of issuance. The warrants contain a provision that in the event the Company’s common shares trade at a closing price of greater than US$1.00 per share for a period of 10 consecutive days at any time after issue of the warrant, the Company may accelerate the expiry date of the warrants by providing notice to the holders thereof and in such case the warrants will expire on the thirtieth day after notice.

The Notes are classified as a liability, less the portion relating to the conversion feature which is classified as a component of shareholders’ equity. Financing costs associated with the Notes were prorated between the liability and equity components of the Notes. Those allocated to the liability portion of the Notes were deferred and are being accreted over the term of the Notes. The financing costs relating to the equity portion have been recorded as a cost of issue against the value of equity portion of the Notes.

As of March 31, 2009, the net value assigned to the liability component of the Notes was $4,577,219, using an effective interest rate of 15%:

	March 31, 2009	December 31, 2008
Liability component of convertible notes - beginning of period	$2,953,370	$-
Present value of convertible notes on issue	1,356,114	2,929,161
Interest on debt	117,907	17,567
Additional debt accretion	44,834	6,642
Foreign exchange revaluation	104,994	-
Liability component of convertible notes	$4,577,219	$2,953,370

Equity component of convertible notes - beginning of period	$259,164	$-
Equity component of convertible notes on issue	119,986	259,164
Equity component of convertible notes	$379,150	$259,164

8.	SHARE CAPITAL

	(a)	Common stock: authorized - unlimited common shares without par value.

During the three months ended March 31, 2009, the Company issued 60,200 common shares for stock options exercised at an average weighted exercise price of $0.55 and 51,136 common shares for service provided in an amount of $22,500.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2009
(Unaudited and Expressed in Canadian Dollars)

8.	SHARE CAPITAL (Continued)

(b) Share Purchase Warrants

	March 31, 2009		December 31, 2008

		Weighted		Weighted
	Number of	Average	Number of	Average
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding, beginning of period	6,104,041	$1.83	-	$-
Issued pursuant to
Private placement	-	$-	1,741,250	$4.13
Convertible notes	1,950,500	$0.91	4,362,791	$0.91
Cancelled or expired	-	$-	-	$-
Exercised	-	$-	-	$-
Outstanding, end of period	8,054,541	$1.61	6,104,041	$1.83

As of March 31, 2009, 6,313,291 warrants outstanding were related to the convertible notes, of which 1,921,458 expire on November 27, 2010, 2,441,333 expire on December 18, 2010, and 1,950,500 expire on January 15, 2011.

(c)	Stock Options

As at March 31, 2009 and 2008, the Company had a stock option plan (the “Plan”) allowing for the reservation of common shares issuable under the Plan to a maximum 10% of the number of issued and outstanding common shares of the Company at any given time. The term of any stock option granted under the Plan may not exceed five years and the exercise price may not be less than the closing price of the Company’s shares on the last business day immediately preceding the date of grant, less any permitted discount. On an annual basis, the Plan requires approval by the Company’s shareholders and submission for regulatory review and acceptance. Stock options are exercisable once they have vested under the terms of the grant. A summary of the Company’s options is presented below:

	March 31, 2009		December 31, 2008
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of period	7,200,500	$2.56	5,559,500	$1.99
Granted	-	$-	2,390,000	$3.31
Expired	(50,000)	$0.62	-	$-
Exercised	(60,200)	$0.55	(749,000)	$4.00
Forfeited	(10,000)	$3.30	-	$-
Outstanding, end of period	7,080,300	$2.59	7,200,500	$2.56

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2009
(Unaudited and Expressed in Canadian Dollars)

8.	SHARE CAPITAL (Continued)

	(c)	Stock Option (Continued)

The number of options issued and the fair value of options expensed included in the statements of operations are as follows:

	March 31, 2009		March 31, 2008
	Number		Number
	of Options	Stock-based	of Options	Stock-based
	Issued	Compensation	Issued	Compensation

Consulting	-	$149,783	-	$-
Directors and officers	-	192,140	150,000	307,138
Employees	-	65,564	50,000	102,380
Total	-	$407,487	200,000	$409,518

The fair value of options granted was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	March 31, 2009	December 31, 2008	March 31, 2008
Risk-free interest rate	3.84%	3.84%	3.90%
Expected share price volatility	85.33%	85.79%	90.83%
Expected option life in years	3.0	3.0	3.0
Forfeiture rate	0%	0%	0%
Expected dividend yield	0%	0%	0%

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2009
(Unaudited and Expressed in Canadian Dollars)

8.	SHARE CAPITAL (Continued)

	(c)	Stock Option (Continued)

The following summarizes information about the stock options outstanding and exercisable at March 31, 2009:

Options Outstanding				Options Exercisable
		Weighted				Weighted
	Weighted	Average			Weighted	Average
	Average	Remaining			Average	Remaining
Number	Exercise Price	Contractual Life	Expiry Date	Number	Exercise Price	Contractual Life
270,000	$ 0.35	1.36	August 9, 2010	270,000	$ 0.35	1.36
200,000	$ 0.40	1.78	January 9, 2011	200,000	$ 0.40	1.78
125,000	$ 1.04	1.99	March 27, 2011	125,000	$ 1.04	1.99
75,000	$ 1.00	2.13	May 19, 2011	75,000	$ 1.00	2.13
100,000	$ 1.12	2.20	June 12, 2011	100,000	$ 1.12	2.20
1,439,300	$ 1.55	2.32	July 28, 2011	1,439,300	$ 1.55	2.32
100,000	$ 1.55	2.40	August 23, 2011	100,000	$ 1.55	2.40
100,000	$ 1.50	2.49	September 25, 2011	100,000	$ 1.50	2.49
100,000	$ 2.05	2.72	December 18, 2011	100,000	$ 2.05	2.72
75,000	$ 2.65	2.78	January 11, 2012	75,000	$ 2.65	2.78
25,000	$ 2.70	2.89	February 21, 2012	25,000	$ 2.70	2.89
2,011,000	$ 3.33	3.30	July 20, 2012	2,011,000	$ 3.33	3.30
80,000	$ 3.33	3.35	August 7, 2012	80,000	$ 3.33	3.35
200,000	$ 3.45	4.00	March 31, 2013	200,000	$ 3.45	4.00
2,180,000	$ 3.30	4.22	June 19, 2013	884,148	$ 3.30	4.22
7,080,300	$ 2.59	3.20		5,784,448	$ 2.43	2.97

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2009
(Unaudited and Expressed in Canadian Dollars)

9.	RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during the period ended March 31, 2009:

(a)

$114,561 service charges (March 31, 2008 - $148,551) were paid to a private firm of which a director is the principal for administration, accounting, office space, and corporate development services. As of March 31, 2009, $61,546 (December 31, 2008 - $47,218) was still owing (Note 10 (b)).

	(b)	$13,052 consulting fees (March 31, 2008 - $9,750) were paid to a company of which an officer is the principal. As of March 31, 2009, $10,259 (December 31, 2008 - $nil) was still owing.

	(c)	$4,374 legal fees (March 31, 2008 - $2,081) were paid to a law firm of which a director is the principal. As of March 31, 2009, $3,088 (December 31, 2008 - $1,960) was still owing.

	(d)	On March 17, 2009, the President and CEO of the Company lent US$200,000 to the Company for its operating expenses. The loan is due in one year at an annual interest rate of 4.5%.

The above transactions are conducted in the normal course of business and were measured at the amount of consideration established and agreed by the parties.

10.	COMMITMENTS

The Company has following commitments in respect to mineral option payments and office leases:

	Mineral	Office Lease
	Property - Cash	(b)
	(a)
			Total
Year ending December 31, 2009	$1,712,908	$112,500	$1,825,408
Year ending December 31, 2010	3,874,714	150,000	4,024,714
Year ending December 31, 2011	1,408,872	150,000	1,558,872
Year ending December 31, 2012	1,532,480	75,000	1,607,480
Year ending December 31, 2013	1,822,579	-	1,822,579
Year ending December 31, 2014	2,137,904	-	2,137,904
Year ending December 31, 2015	1,128,864	-	1,128,864
Year ending December 31, 2016	435,149	-	435,149
Year ending December 31, 2017	435,149	-	435,149
Year ending December 31, 2018	132,437	-	132,437
	$14,621,056	$487,500	$15,108,556

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2009
(Unaudited and Expressed in Canadian Dollars)

10.	COMMITMENTS (Continued)

(a)

The Company is required to make option payments and other expenditure commitments to maintain the properties and earn its interest. In addition to the cash payment, the Company is required to issue 100,000 common shares for the Willow Creek property in each of 2009 and 2010.

(b)

During 2007, the Company entered into a service agreement with Manex Resource Group (“Manex”) for its Vancouver office space, administration, and corporate development. The agreement can be cancelled at anytime upon one year’s notice. The current expiry date is June 30, 2012 (Note 9(a)). The Company also had one office lease in Kanab, Utah, United States.

11.	CAPITAL MANAGEMENT

The Company’s objective in managing its capital is to maintain the ability to continue as a going concern and to continue to explore on various properties for the benefits of its stakeholders.

The Company’s capital includes the component of shareholders’ equity and convertible notes. Capital requirements are driven by the Company’s exploration activities on its mineral property interests. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place setting out the expenditures required to meet its strategic goals. The Company compares actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activates.

As the Company is in the exploration stage, its operations have been and may continue to be funded by the sale of equity to investors. Although the Company has been successful in raising funds in the past through issuing common shares and convertible notes, it is uncertain whether it will continue this financing due to difficult conditions.

12.	SUPPLEMENTAL CASH FLOW INFORMATION

	March 31, 2009	March 31, 2008
Cash Items
Interest received	$38	$10,648
Interest paid	$-	$-
Income tax paid	$-	$-

Non-Cash Items
Mineral property cost included in accounts payable	$392,673	$1,004,253

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2009
(Unaudited and Expressed in Canadian Dollars)

13.	SEGMENT INFORMATION

The Company has one business segment, the exploration of mineral properties. The Company’s major non-current assets are distributed by geographic locations as follows:

	March 31, 2009				December 31, 2008
		Mineral	Reclamation			Mineral	Reclamation
	Equipment	Property	Bond	Total	Equipment	Property	Bond	Total
Canada	$8,467	$-	$-	$8,467	$9,563	$-	$-	$9,563
Mexico	55,179	7,025,297	-	7,080,476	59,875	6,873,055	-	6,932,930
U.S.A	126,510	27,015,071	328,999	27,470,580	138,584	26,012,016	317,704	26,468,304
Total	$190,156	$34,040,368	$328,999	$34,559,523	$208,022	$32,885,071	$317,704	$33,410,797

14.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ from generally accepted in the United States, as described below:

(a)

Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with SEC Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre-feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained. To date no exploration expenses have been capitalized under US GAAP.

The Company has adopted EITF 04-02 and separately reports the aggregate carrying amount of mineral rights. Mineral rights include an option for the Company to acquire the rights to extract and retain at least a portion of the benefits from the mineral deposits. Acquisition costs include cash and the fair market value of common shares for the mineral rights. These capitalized costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned, or when an impairment of value has occurred.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2009
(Unaudited and Expressed in Canadian Dollars)

14.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP (Continued)

(b)

Under US GAAP, convertible debt instruments are classified as debt until converted to equity, whereas under Canadian GAAP, the proceeds of the convertible debt instrument have been allocated to both debt and equity components. In addition, under US GAAP, debt instruments issued with detachable warrants are allocated between a debt and equity component based on the relative fair value of each component, whereas under Canadian GAAP the residual method has been adopted. Any resulting debt component is accreted over time to its face value with the interest and accretion expense charged to the statement of operations.

Under US GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the commitment date. Under US GAAP no value has been assigned to the conversion feature of the convertible note although a value has been assigned to the detachable warrants and thus, there is a difference in values assigned to the debt and equity components between Canadian and US GAAP which amount is accreted over the life of the convertible notes.

The effect of the principle measurement differences on the Company’s consolidated financial statements is quantified below:

	March 31, 2009	December 31, 2008
Total Assets - Canadian GAAP	$35,008,079	$34,397,289
Expensed expenditures on mineral properties	(28,019,212)	(25,509,673)
Total Assets - US GAAP	$6,988,867	$8,887,616

Total Liabilities - Canadian GAAP	$6,133,115	$4,444,281
Liability component of convertible notes	(128,040)	(176,961)
Total Liabilities - US GAAP	6,005,075	4,267,320

Total Shareholders' Equity - Canadian GAAP	28,874,964	29,953,008
Equity component of convertible notes	174,248	181,923
Accretion expense on convertible notes	(46,208)	(4,962)
Expenditures on mineral properties	(28,019,212)	(25,509,673)
Total Shareholders' Equity - US GAAP	983,792	4,620,296
Total Liability and Shareholders' Equity - US GAAP	$6,988,867	$8,887,616

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2009
(Unaudited and Expressed in Canadian Dollars)

14.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP (Continued)

Quaterra Canadian to US GAAP - Income Statement

	Three months ended March 31,
	2009	2008
Loss for the period - Canadian GAAP	$(1,655,993)	$(1,120,594)
Expenditures on mineral properties	(807,338)	(2,708,905)
Accretion expense on convertible notes	(46,208)	-
Net loss for the period - US GAAP	(2,509,539)	(3,829,499)

Deficit, Beginning of period - US GAAP	(54,142,118)	(34,904,051)
Deficit, end of period - US GAAP	$(56,651,657)	$(38,733,550)

Net loss per common share - Canadain GAAP	$(0.02)	$(0.01)
Net loss per common share - U.S. GAAP	$(0.03)	$(0.05)
Weighted average number of share outstanding	87,500,349	83,655,670

	Three months ended March 31,
	2009	2008
Operating activities - Canadian GAAP	$(287,749)	$(645,303)
Adjustments for expenditures on mineral properties	(807,338)	(2,708,905)
Cash used in operating actitivies - US GAAP	(1,095,087)	(3,354,208)

Investing activities - Canadian GAAP	(1,589,918)	(2,550,054)
Reclassification of expenditures on mineral properties	807,338	2,708,905
Cash used in investing actitivies - US GAAP	(782,580)	158,851

Cash provided by financing activities - Canadian & US GAAP	1,456,549	4,335,435

(Decrease) increase in cash during the period	(421,118)	1,140,078

Cash, beginning of period	524,590	3,389,900
Cash, end of period - US GAAP	$103,472	$4,529,978

15.	COMPARATIVE FIGURES

Certain 2008 comparative figures have been reclassified to conform to the current year’s presentation.